Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Reynolds American Inc.:

We consent to the incorporation by reference in the registration statements (No. 333-186618, 333-117813, 333-117814, and 333-159009) on Form S-8 of Reynolds American Inc. of our reports dated June 19, 2015, with respect to the statements of net assets available for benefits of RAI 401k Savings Plan and Puerto Rico Savings & Investment Plan as of December 31, 2014 and 2013, the related statements of changes in net assets available for benefits for the years then ended, and the supplemental schedules of Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2014, which reports appear in the December 31, 2014 annual report for Form 11-K of RAI 401k Savings Plan and Puerto Rico Savings & Investment Plan.

/s/ KPMG LLP

Greensboro, North Carolina

June 19, 2015